UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

SCHEDULE TO
(Rule 13e-4)
________________________

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

GAI Aurora Opportunities Fund, LLC
(formerly, ASGI Aurora Opportunities Fund, LLC)
(Name of Issuer)

GAI Aurora Opportunities Fund, LLC
 (Name of Person(s) Filing Statement (Issuer))

 Shares of Limited Liability Company Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Lloyd Lipsett
Wells Fargo Law Department
MAC J9201-210
200 Berkeley Street
Boston, MA 02116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:
Mark P. Goshko
George Zornada
K&L Gates LLP
State Street Financial Center
One Lincoln St.
Boston, MA 02111-2950
(617) 261-3100

 November 17, 2014
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE
Transaction Valuation $18,157,000(a)	Amount of Filing Fee $2,109.84(b)

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$2,109.84	Filing Parties:	GAI Aurora Opportunities Fund, LLC
	Form or Registration No.:	SC TO-I	Date Filed:	November 17, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Amendment No. 1 to Tender Offer Statement

This Final Amendment amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on November 17, 2014 by GAI Aurora Opportunities Fund, LLC (the “Fund”), relating to the Fund’s offer to purchase shares of limited liability company interest in the Fund (“Shares”) from holders of the Fund’s Shares (“Members”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal in an aggregate amount of up to $18,157,000 (the “Offer”), and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Pursuant to the Offer, $2,873,686 was tendered and accepted by the Fund at a net asset value of $101.575 per Class A Share and $102.730 per Class I Share as determined as of March 31, 2015.  Payments (less any early withdrawal fees or holdbacks) were wired on May 18, 2015 to the accounts of tendering Members indicated in their letters of transmittal in accordance with the terms of the Offer.

  SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2015

GAI AURORA OPPORTUNITIES FUND, LLC

By:	/s/ Adam Taback
Name:	Adam Taback
Title:	President